Exhibit 12

MEMC Electronic Materials, Inc.

Computation of Ratio of Earnings to Fixed Charges

	Six Months Ended 6/30/2011	Twelve Months Ended December 31,
In millions, except ratios		2010		2009	2008	2007	2006
Earnings:
Income (loss) before income tax expense, equity in earnings or loss of joint venture, and adjustment for noncontrolling interests	$40.4	$(12.5)		$(100.2)	$585.0	$1,111.8	$590.5
Add: Fixed Charges (from below)	37.2	37.6		7.0	4.5	4.1	4.9
Add: Amortization of capitalized interest	0.3	0.3		0.1	0.1	0.1	—
Subtract: Capitalized interest	5.5	5.1		0.4	0.8	1.0	0.7
Subtract: Noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges	0.3	—		—	—	—	—

	$72.1	$20.3		$(93.5)	$588.8	$1,115.0	$594.7
Fixed Charges:
Interest expense (including amortization of debt issuance costs)	$30.2	$29.0		$4.0	$1.8	$1.4	$2.4
Add: Capitalized interest	5.5	5.1		0.4	0.8	1.0	0.7
Add: Portion of rental expense representative of interest factor (1/3 operating lease payments)	1.5	3.5		2.6	1.9	1.7	1.8

	$37.2	$37.6		$7.0	$4.5	$4.1	$4.9
Ratio of earnings to fixed charges:	1.9	(A	)	(B )	130.8	272.0	121.4

(A)	The ratio of earnings to fixed charges was less than one-to-one for the year ended December 31, 2010. Earnings were insufficient to cover fixed charges by $17.3 million
(B)	The ratio of earnings to fixed charges was less than one-to-one for the year ended December 31, 2009. Earnings were insufficient to cover fixed charges by $100.5 million.